EXHIBIT 99.2

ALEXCO RESOURCE CORP.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to acquisitions and dispositions of Alexco’s assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2017.

“Clynton R. Nauman”	“Michael Clark”
(signed)	(signed)

Clynton R. Nauman	Michael Clark
Chairman and Chief Executive Officer	Chief Financial Officer

March 14, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Alexco Resource Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Alexco Resource Corp. and its subsidiaries, (together, the Company) as of December 31, 2017 and 2016, and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, Canada

March 14, 2018

We have served as the Company's auditor since 2005.

ALEXCO RESOURCE CORP.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31

(expressed in thousands of Canadian dollars)

	Note	2017	2016

ASSETS

Current Assets
Cash and cash equivalents	6	$17,906	$20,382
Accounts and other receivables	7	2,086	2,938
Restricted cash and deposits	8	499	-
Investments	9	728	1,691
Inventories	10	646	151
Prepaid expenses and other		538	401
		22,403	25,563

Non-Current Assets
Restricted cash and deposits	8	6,593	6,948
Investments	9	1,027	-
Inventories	10	4,743	5,110
Property, plant and equipment	11	14,139	13,967
Mineral properties	12	74,816	65,849
Intangible assets		115	195

Total Assets		$123,836	$117,632

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	13	$3,601	$1,832
Environmental services contract loss provision		25	121
Deferred revenue		87	167
Flow-through share premium pending renunciation		276	-
		3,989	2,120
Non-Current Liabilities
Environmental services contract loss provision		101	156
Deferred revenue		109	170
Silver streaming interest	14	11,518	18,118
Decommissioning and rehabilitation provision	15	5,055	4,955
Deferred income tax liabilities, net	19	3,004	1,440

Total Liabilities		23,776	26,959

Shareholders' Equity		100,060	90,673

Total Liabilities and Shareholders' Equity		$123,836	$117,632

COMMITMENTS	25
SUBSEQUENT EVENTS	26

APPROVED ON BEHALF OF

THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Elaine Sanders”
(signed)	(signed)

Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31

(expressed in thousands of Canadian dollars, except per share
and share amounts)	Note	2017	2016

Revenues
Environmental Services Revenue		10,732	11,361

Cost of Sales
Environmental Services Costs		6,732	8,495

Total gross profit		4,000	2,866

General and administrative expenses	17	10,942	7,514
Mine site care and maintenance	18	1,723	1,954
		12,448	9,468

Operating Loss		(8,665)	(6,602)

Other Income (Expenses)
Other income and finance costs		184	30
Gain on investments	9	1,341	2,742
Foreign exchange (loss) gain		964	(137)

Loss Before Taxes		(6,176)	(3,967)

Income Tax Provision
Current	19	-	2
Deferred	19	1,472	390

Net Loss		(7,648)	(4,359)

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to net income (loss)
Cumulative translation adjustments, net of tax		(564)	24
Unrealized gain on available-for-sale investments, net of tax		241	1,530
Recycle of gain on available-for-sale to income, net of tax		(344)	(1,306)
Other Comprehensive Income (Loss)		(667)	248

Total Comprehensive Loss		$(8,315)	$(4,111)

Basic and diluted loss per common share		$(0.08)	$(0.05)

Weighted average number of common shares outstanding		98,486,437	86,475,882

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(expressed in thousands of Canadian dollars)	2017	2016

Cash Flows used in Operating Activities
Net loss	$(7,648)	$(4,359)
Items not affecting cash from operations:
Deferred revenue	(142)	(382)
Environmental services contract loss provision	(152)	(49)
Depreciation of property, plant and equipment	1,558	1,964
Amortization of intangible assets	76	112
Share-based compensation expense	2,359	1,095
Finance costs, foreign exchange and other	(1,418)	72
Realized gain on disposition of investments	(1,204)	(1,530)
Unrealized gain on investments	(632)	(1,212)
Advisory fees paid in shares	500	-
Deferred income tax provision	1,472	390

Changes in non-cash working capital balances related to operations
(Increase) decrease in accounts and other receivables	849	(450)
Increase in inventories	(129)	(15)
(Increase) decrease in prepaid expenses and other current assets	(140)	6
Increase (decrease) in accounts payable and accrued liabilities	599	(252)
Increase (decrease) in income taxes payable	(2)	2

	(4,054)	(4,608)

Cash Flows used in Investing Activities
Expenditures on mining operations properties	(143)	(264)
Expenditures on exploration and evaluation properties	(7,012)	(5,017)
Purchase of property, plant and equipment	(1,982)	(63)
Proceeds from disposal of available for-sale-investments	2,003	1,778
Release of security from remediation services agreement	-	3,873
Increase in restricted cash for decommissioning obligations	(195)	(1,991)

	(7,329)	(1,684)

Cash Flows from Financing Activities
Proceeds from issuance of shares	9,043	13,008
Issuance costs	(716)	(936)
Proceeds from exercise of warrants	418	6,208
Proceeds from exercise of stock options	162	231

	8,907	18,511

Increase (decrease) in Cash and Cash Equivalents	(2,476)	12,219
Cash and Cash Equivalents - Beginning of Year	20,382	8,163

Cash and Cash Equivalents - End of Year	17,906	20,382

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(expressed in thousands of Canadian dollars)

	Common Shares
	Number of Shares	Amount	Warrants	Share Options and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance - December 31, 2016	92,950,194	$186,952	$2,134	$7,216	$12,880	$(118,045)	$(464)	$90,673

Net loss	-	-	-	-	-	(7,648)	-	(7,648)
Other comprehensive income	-	-	-	-	-	-	(667)	(667)
Share-based compensation expense recognized	-	-	-	2,728	-	-	-	2,728
Equity offering, net of issuance costs	4,205,820	7,222	72	-	-	-	-	7,294
Shares issued - advisory fees	250,000	500	-	-	-	-	-	500
Shares issued - consideration for Wheaton (note 8)	3,000,000	6,600	-	-	-	-	-	6,600
Exercise of share options	126,340	240	-	(78)	-	-	-	162
Exercise of warrants	458,878	532	(114)	-	-	-	-	418
Share options forfeited or expired	-	-	-	(2,863)	2,863	-	-	-
Release of RSU settlement shares	289,618	343	-	(343)	-	-	-	-

Balance - December 31, 2017	101,280,850	$202,389	$2,092	$6,660	$15,743	$(125,693)	$(1,131)	$100,060

Balance - December 31, 2015	77,226,026	$168,585	$1,405	$7,378	$12,063	$(113,686)	$(712)	$75,033

Net loss	-	-	-	-	-	(4,359)	-	(4,359)
Other comprehensive income	-	-	-	-	-	-	248	248
Share-based compensation expense recognized	-	-	-	1,231	-	-	-	1,231
Equity offering, net of issuance costs	10,839,972	9,765	2,317	-	-	-	-	12,082
Exercise of share options	316,669	341	-	(111)	-	-	-	230
Exercise of warrants	4,364,575	7,796	(1,588)	-	-	-	-	6,208
Share options forfeited or expired	-	-	-	(817)	817	-	-	-
Release of RSU settlement shares	202,952	465	-	(465)	-	-	-	-

Balance - December 31, 2016	92,950,194	$186,952	$2,134	$7,216	$12,880	$(118,045)	$(464)	$90,673

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development in Canada, located in the Yukon Territory; and through Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada and the United States.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.

In September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment and have remained on care maintenance since then.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE American Stock Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

2.	Basis of Preparation and Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and were approved for issue by the Board of Directors on March 14, 2018.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	Summary of Significant Accounting Policies

The significant accounting policies used in the preparation of these financial statements are summarized below.

(a)	Basis of Consolidation

The Corporation’s consolidated financial statements include the accounts of the Corporation and its subsidiaries. Subsidiaries are entities controlled by the Corporation, where control is achieved by the Corporation being exposed to, or having rights to, variable returns from its involvement with the entity and having the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is obtained by Alexco, and are de-consolidated from the date that control ceases.

The following subsidiaries have been consolidated for all dates presented within these financial statements, and are wholly owned: Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Corporation Ltd. (“ERDC”), Alexco Exploration Canada Corp., Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), Alexco Environmental Group Holdings Inc. and Alexco Water and Environment Inc. (“AWE”). During the period January 1, 2017 through December 28, 2017 amounts from Alexco Environmental (US) Group Inc. (“AEG US”) and Alexco Financial Guarantee Corp. (“AFGC”) (together referred to as “AEG US Group”) were consolidated by the Corporation. All significant inter-company transactions, balances, income and expenses are eliminated on consolidation.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(b)	Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash. Redeemable interest bearing investments with maturities of up to one year are considered cash equivalents if they can readily be liquidated at any point in time to known amounts of cash and they are redeemable thereafter until maturity for invested value plus accrued interest.

(c)	Inventories

Inventories include ore in stockpiles, concentrate and materials and supplies. Ore in stockpiles and concentrate are recorded at the lower of weighted average cost and net realizable value. Cost comprises all mining and processing costs incurred, including labor, consumables, production-related overheads, depreciation of production-related property, plant and equipment and depletion of related mineral properties. Net realizable value is estimated at the selling price in the ordinary course of business less applicable variable selling expenses. Materials and supplies are valued at the lower of cost and replacement cost, costs based on landed cost of purchase, net of a provision for obsolescence where applicable.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When circumstances that caused the write-down no longer exist or when there is clear evidence of an increase in net realizable value, the amount of the write down is reversed.

(d)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment write-downs. The cost capitalized is determined by the fair value of consideration given to acquire the asset at the time of acquisition or construction, the direct cost of bringing the asset to the condition necessary for operation, and the estimated future cost of decommissioning and removing the asset. Repairs and maintenance expenditures are charged to operations, while major improvements and replacements which extend the useful life of an asset are capitalized.

Depreciation of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Land and buildings	20 years straight-line
Leasehold improvements & Other	Over the term of lease, and 2 – 5 years straight-line
Roads, Camp and other site infrastructure	5 -10 years straight-line
Ore-processing mill components	Variously between 5 and 30 years straight-line

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other gains or losses in earnings.

(e)	Mineral Properties

Exploration and Evaluation Properties

The Corporation capitalizes exploration and evaluation expenses at cost for expenditures incurred after it has obtained legal rights to explore a specific area and before technical feasibility and commercial viability of extracting mineral resources are demonstrable.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the resource potential of the mineral interests on specific properties are capitalized as exploration and evaluation assets, net of any directly attributable recoveries recognized, such as exploration or investment tax credits.

At each reporting date, exploration and evaluation assets are evaluated and classified as mining operations assets upon completion of technical feasibility and determination of commercial viability.

Mining Operations Properties

Mining operations properties are recorded at cost on a property-by-property basis. The recorded cost of mining operations properties is based on acquisition costs incurred to date, including capitalized exploration and evaluation costs and capitalized development costs, less depletion, recoveries and write-offs. Capitalized development costs include costs incurred to establish access to mineable resources where such costs are expected to provide a long-term economic benefit, as well as operating costs incurred, net of the proceeds from any sales generated, prior to the time the property achieves commercial production.

Depletion of mining operations properties is calculated on the units-of-production basis using estimated mine plan resources, such resources being those defined in the mine plan on which the applicable mining activity is based. The mine plan resources for such purpose are generally as described in an economic analysis supported by a technical report compliant with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

(f)	Intangible Assets

Customer relationships, rights to provide services and database assets acquired through business combinations, and acquired patents, are recorded at fair value at acquisition date. All of the Corporation’s intangible assets have finite useful lives, and are amortized using the straight-line method over their expected useful lives.

(g)	Impairment of Non-Current Non-Financial Assets

The carrying amounts of non-current non-financial assets are reviewed and evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Non-current non-financial assets include property, plant, equipment, mineral properties and finite-life intangible assets. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.

The recoverable amount is the higher of an asset’s “fair value less cost of disposal” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined, with a cash-generating unit being the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets. Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a cash generating unit (“CGU”) for impairment assessment purposes. “Fair value less cost of disposal” is determined as the amount that would be obtained from the sale of the asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties. In assessing “value-in-use”, the future cash flows expected to arise from the continuing use of the asset or cash-generating unit in its present form are estimated using assumptions that an independent market participant would consider appropriate, and are then discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or unit.

Where conditions that gave rise to a recognized impairment loss are subsequently reversed, the amount of such reversal is recognized into earnings immediately, though is limited such that the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash generating unit.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(h)	Provisions

General

Provisions are recorded when a present legal or constructive obligation exists as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

The expense relating to any provision is presented in profit or loss net of any reimbursement. Provisions are discounted using a current risk-free pre-tax rate that reflects where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Decommissioning and Rehabilitation Provision

The Corporation recognizes a decommissioning and rehabilitation provision for statutory, contractual, constructive or legal obligations to undertake reclamation and closure activities associated with property, plant, equipment and mineral properties, generally at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. The associated restoration costs are capitalized as part of the carrying amount of the related asset and then depreciated accordingly.

(i)	Revenue Recognition

All revenue is measured at the fair value of the consideration received or receivable when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Corporation, and is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Revenue from environmental services is recognized with reference to the stage of completion, based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Payments received prior to recognition of the related revenue are recorded as deferred revenue.

(j)	Share-Based Compensation and Payments

The cost of incentive share options and other equity-settled share-based compensation and payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. With respect to incentive share options, grant-date fair value is measured using the Black-Scholes option pricing model. With respect to restricted share units, grant-date fair value is determined by reference to the share price of the Corporation at the date of grant. Where share-based compensation awards are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant-date fair value. Share-based compensation expense is recognized over the tranche’s vesting period by a charge to earnings, based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

(k)	Flow-Through Shares

The proceeds from the offering of flow-through shares are allocated between the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the market value of the shares and the amount the investors pay for the flow-through shares. A liability is recognized for the premium paid by the investors and is then recognized in the results of operations in the period the eligible exploration expenditures are incurred.

(l)	Warrants

When the Corporation issues units that are comprised of a combination of shares and warrants, the value is assigned to shares and warrants based on their relative fair values. The fair value of the shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

(m)	Current and Deferred Income Taxes

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to a business combination or to items recognized directly in equity or in other comprehensive income.

Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous periods.

Deferred income taxes are recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. However, deferred income taxes are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit nor loss. Deferred income taxes are determined using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Deferred income tax assets and liabilities are offset if there is a legally enforceable right of offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the assets can be utilized.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(n)	Translation of Foreign Currencies

The financial statements of each entity in the group are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars.

The functional currency of all entities in the Corporation group other than AWE is the Canadian dollar, while the functional currency of AWE is the United States dollar. The financial statements of AWE are translated into the Canadian dollar presentation currency using the current rate method as follows:

•	Assets and liabilities – at the closing rate at the date of the statement of financial position.

•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

•	All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(o)	Earnings or Loss Per Share

Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is calculated using the treasury share method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

(p)	Financial Instruments

Financial assets and financial liabilities, including derivative instruments, are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification.

Loans and Receivables

Cash and cash equivalents and accounts and other receivables (other than embedded derivatives) are measured at amortized cost. Where necessary, accounts and other receivables are recorded net of allowances for uncollectible amounts.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Financial Assets at Fair Value Through Profit or Loss

Derivative instruments, including embedded derivatives included within accounts receivable arising from sales of concentrates, are classified as fair value through profit or loss and accordingly are measured at fair value. Unrealized gains and losses on embedded derivatives arising from the sale of concentrates are recognized as adjustments to revenue. Unrealized gains and losses on other derivatives, if any, are recorded as part of other gains or losses in earnings.

Held-to-Maturity Investments

Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity are classified as held to maturity and thus are measured at amortized cost using the effective interest method.

Available-for-Sale Financial Assets

Investments are designated as available-for-sale and measured at fair value, with unrealized and realized gains and losses recognized in other comprehensive income. Available-for-sale investments are recorded as current assets unless management intends to hold them for a period longer than twelve months from the balance sheet date.

Financial Liabilities

Financial liabilities include accounts payable and accrued liabilities, and are measured at amortized cost using the effective interest method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Impairment and Uncollectibility of Financial Assets

At each reporting date, the Corporation assesses whether there is objective evidence of impairment of any financial asset measured at other than fair value, or available for sale financial assets where a decline in fair value has been recognized in other comprehensive income. If such evidence exists, the Corporation recognizes an impairment loss.

Impairment losses on financial assets carried at amortized cost or a debt instrument carried as available-for-sale are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairments relating to investments in available-for-sale equity instruments are not reversed through profit or loss.

(q)	Fair Value Measurement

Where fair value is used to measure assets and liabilities in preparing these financial statements, it is estimated at the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. Fair values are determined from inputs that are classified within the fair value hierarchy defined under IFRS as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 – Inputs for the asset or liability that are unobservable

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

4.	New and Revised Accounting Standards

A number of new standards and amendments to standards and interpretations that have been issued but are not yet effective:

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income (loss) rather than in net earnings. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

We have concluded that this standard will not have a material effect on our financial statements.

We have made the irrevocable classification choice to record fair value changes on our available-for-sale investments in other comprehensive income. This election will result in a reclassification of $nil from our retained earnings to accumulated other comprehensive income (loss), all within equity, on January 1, 2018.

IFRS 15, Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.The standard replaces IAS 18, Revenue and IAS 11, Construction contracts and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

In 2013, the Corporation put the previously operating Keno Hill District (“District”) on care and maintenance, where it has remained since that date. When the District resumes mining operations, we will review the sales contracts in place and assess the effects of the new standard.

We have substantially completed our analysis of IFRS 15 and the effect the adoption will have on our financial statements.  Management’s primary focus was evaluating contracts under our Environmental Services business, as this is currently our primary source of revenue. Based on this analysis, we do not anticipate significant changes to the timing and amount of our revenue recognition related to from environmental services under IFRS 15, as the majority of our contracts contain a single performance obligation. Consequently, consistent with our existing policy, revenue will be recognized “over time”, as the services are provided.

We have also assessed the impact of IFRS 15 on our silver streaming arrangement with Wheaton Precious Metals Corp. (“Wheaton”), as described in Note 14.  At the date the transaction was completed, we determined that the contract is a sale of a mineral interest and a related contract to provide extraction services.   Under our existing policy, we apply the provisions of IFRS 6, which allows for an accounting policy choice to either apply the proceeds received as a credit to the carrying value of the exploration and evaluation (“E&E”) asset, or account for the transaction as a partial sale, with deferral of the gain, to be recognised on a units-of-production sold basis. Upon the effective date of IFRS 15, the company will continue to apply IFRS 6, as permitted, but as a result, will elect the policy to apply the proceeds received as a credit to the carrying value of the E&E asset. Management believes this approach to be more relevant and reliable.

Specifically, advance payments received under the Wheaton contract will be accounted for as follows:

•	The USD $50,000,000 initial deposit recorded as consideration will be applied against the carrying value of the mineral interest, with no gain or loss being recorded; and

•	Revenue from extraction services will be recognized using a transaction price of US$3.90/oz, which is considered the stand-alone selling price of those services at the inception of the contract.

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

In June 2017, the IFRS Interpretation Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 Income Taxes are applied where there is uncertainty over income tax treatments. IFRIC 23 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted. The Corporation is in the process of assessing the impact of IFRIC 23 on the consolidated financial statements.

There are no other IFRS’s or International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that are not yet effective that are expected to have a material impact on the Corporation.

5.	Critical Judgements and Major Sources of Estimation Uncertainty

The preparation of the consolidated financial statements requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. The estimates management makes in this regard include those regarding future commodity prices and foreign currency exchange rates, which are an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Actual outcomes can differ from these estimates.

The most significant judgments and estimates made by management in preparing the Corporation’s financial statements are described as follows:

•	Mineral Resources

The determination of the Corporation’s estimated mineral resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral resource estimates are used in many determinations required to prepare the Corporation’s financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets and estimating amounts of future taxable income in determining whether to record a deferred tax asset.

•	Impairment and Impairment Reversals of Non-Current Non-Financial Assets

The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment and impairment reversals when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable or previous impairment losses may become recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

Management has assessed indicators of impairment and impairment reversals on the Corporation’s non-current non-financial assets and has concluded that no impairment or impairment reversal indicators exists as of December 31, 2017.

•	Decommissioning and Rehabilitation Provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

•	Fair value of derivatives

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period. Refer to Note 14 for further details on the methods and assumptions associated with the measurement of the embedded derivative within the Silver Streaming Interest.

6.	Cash and Cash Equivalents

	December 31 2017	December 31 2016

Cash at bank and on hand	$6,019	$6,484
Short-term bank deposits	11,887	13,898

	$17,906	$20,382

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	Accounts and Other Receivables

	December 31 2017	December 31 2016

Trade receivables	$1,988	$2,760
Interest and other	99	179
Less: allowance for doubtful accounts	(1)	(1)

	$2,086	$2,938

8.	Restricted Cash and Deposits

	December 31 2017	December 31 2016

Security for remediation services agreement	$499	$534
Security for decommissioning obligations	6,507	6,328
Other	86	86

Restricted cash and deposits	7,092	6,948

Less: Current portion	499	-

	$6,593	$6,948

Security for remediation services agreement of $499,000 (US$398,000) as at December 31, 2017 (2016 -$534,000; US$398,000) represents security that has been posted in support of a cost and environmental performance commitment provided under an environmental consulting and remediation services agreement with a third party customer. Subject to consent from third parties, this security is expected to be released within twelve months.

Security for decommissioning obligations of $6,507,000 as at December 31, 2017 (2016 - $6,328,000) represents security for costs that are expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Lucky Queen and Onek deposits.

9.	Investments

	December 31 2017	December 31 2016

Common shares held	$673	$365
Warrants held	1,082	1,326

Investments	1,755	1,691
Less: Current Portion	728	1,691

	$1,027	$-

As of December 31, 2017, the common shares held consist of 4,775,000 common shares of Banyan Gold Corp. (“Banyan”) (December 31, 2016 – nil) and 300,000 common shares of Golden Predator Mining Corp. (“Golden Predator”) (December 31, 2016 – 473,500). As of December 31, 2017, the warrants held consist of 4,375,000 warrants of Banyan (December 31, 2016 – nil) with an exercise price of $0.115 and 1,425,000 warrants of Golden Predator (December 31, 2016 – 2,125,000) with exercise prices ranging between $0.15 and $1.00 per share.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

During the year ended December 31, 2017, the Corporation recorded a pre-tax gain on investments in the amount of the $1,341,000 (2016 - $1,530,000). The gain on investments for the year ended December 31, 2017 consists of a realized pre-tax gain on the sale of Golden Predator shares in the amount $1,204,000 (2016 – $111,000) and a fair value measurement adjustment on warrants held in Banyan and Golden Predator in the amount of $137,000 (2016 – $224,000).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	Inventories

	December 31 2017	December 31 2016

Ore in stockpiles and mining supplies	$4,743	$5,110
Materials and supplies	646	151

Inventory	5,389	5,261

Less: Current portion	646	151

	$4,743	$5,110

11.	Property, Plant and Equipment

Cost	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2015	$1,364	$5,213	$20,402	$6,707	$1,322	$35,008
Additions	-	-	-	-	72	72
Decommission change in estimate	-	-	(106)	-	-	(106)
Disposals	-	-	-	(55)	-	(55)

December 31, 2016	$1,364	$5,213	$20,296	$6,652	$1,394	$34,919
Additions	345	14	13	1,594	34	2,000

December 31, 2017	$1,709	$5,227	$20,309	$8,246	$1,428	$36,919

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2015	$215	$3,946	$7,788	$5,759	$1,208	$18,916
Depreciation	60	410	1,040	542	31	2,083
Disposal	-	-	-	(47)	-	(47)

December 31, 2016	$275	$4,356	$8,828	$6,254	$1,239	$20,952
Depreciation	75	286	1,040	384	43	1,828

December 31, 2017	$350	$4,642	$9,868	$6,638	$1,282	$22,780

Net book Value	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2016	$1,089	$857	$11,468	$398	$155	$13,967

December 31, 2017	$1,359	$585	$10,441	$1,608	$146	$14,139

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

During the year ended December 31, 2017, the Corporation recorded total depreciation of property, plant and equipment of $1,828,000 (2016 – $2,083,000), of which $1,563,000 (2016 – $1,964,000) has been charged to income with $142,000 (2016 – $246,000) recorded in environmental services cost of sales and $1,421,000 (2016 – $1,718,000) reflected under general expenses and mine site care and maintenance.

Of the balance, $265,000 (2016 – $119,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.

12.	Mineral Properties

	December 31 2016	Expenditures Incurred	December 31 2017

Mineral Properties
Keno Hill District Properties
Bellekeno	$8,804	$76	$8,880
Lucky Queen	2,113	130	2,243
Onek	321	16	337
McQuesten (i)	3,814	73	3,886
Silver King	7,154	-	7,154
Flame & Moth	21,966	489	22,455
Bermingham	15,193	8,184	23,377
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,410	-	5,410
Other	190	-	190

Total	$65,849	$8,967	$74,816

	December 31 2015	Expenditures Incurred	December 31 2016

Mineral Properties
Keno Hill District Properties
Bellekeno	$8,833	$(29)	$8,804
Lucky Queen	1,958	155	2,113
Onek	289	32	321
McQuesten(i)	3,794	20	3,814
Silver King	7,154	-	7,154
Flame & Moth	20,912	1,054	21,966
Bermingham	11,059	4,134	15,193
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,410	-	5,410
Other	190	-	190

Total	$60,483	$5,366	$65,849

(i)	Effective May 24, 2017, the Corporation entered into an Option Agreement with Banyan Gold Corp. (“Banyan”) to option up to 100% the McQuesten property. In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum of $2,600,000 in exploration expenditures ($338,954 incurred), issue 1,600,000 shares (400,000 shares issued), pay a total of $2,600,000 in cash or shares and grant Alexco a 6% net smelter return (“NSR”) royalty with buybacks totalling $7,000,000 to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver. Any payments received are credited against the mineral property.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	Mining Operations Properties	Exploration and Evaluation Properties	Total

December 31, 2017
Cost	$130,387	$70,366	$200,753
Accumulated depletion and write-downs	(118,927)	(7,010)	(125,937)
Net book value	$11,460	$63,356	$74,816

December 31, 2016
Cost	$130,165	$61,621	$191,786
Accumulated depletion and write-downs	(118,927)	(7,010)	(125,937)
Net book value	$11,238	$54,611	$65,849

(a)	Keno Hill District Properties

The Corporation’s mineral interest holdings in the Keno Hill District, located in Canada’s Yukon Territory, are comprised of a number of properties.

The majority of the Corporation’s mineral rights within the Keno Hill District were purchased from the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) in 2006 and are held by ERDC. As a condition of that purchase, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Subsidiary Agreement”), under which the Government of Canada indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing environmental condition of the former UKHM mineral rights. The Subsidiary Agreement also provided that ERDC may bring any mine into production on the former UKHM mineral rights by designating a production unit from the mineral rights relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

Other Subsidiary Agreement terms unchanged by the ARSA include that ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the former UKHM mineral rights, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. That commencement threshold was achieved during the year ended December 31, 2013, and as at December 31, 2017 a total of $37,000 in such royalties had been paid. Additionally, a portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust. Also substantially unchanged by the ARSA are the indemnification of pre-existing conditions and the right to bring any mine into production on the former UKHM mineral rights. The rights of the Government of Canada under the Subsidiary Agreement and the ARSA are supported by a general security agreement over all of the assets of ERDC.

The ARSA can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Governments’ election should ERDC be declared in default under the ARSA.

(b)	Mining Operations on care and maintenance

The Corporation’s historical mining operations reflected production from one mine, Bellekeno, a primary silver mine with lead, zinc and gold by-products. During the second quarter of 2013, both the Lucky Queen and Onek properties were reclassified from exploration and evaluation assets to mining operations assets as a result of the receipt of remaining operating permits, though neither property has as yet been placed into production.

From September 2013, Bellekeno mining operations have been suspended in light of a low silver price environment.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Keno Hill Royalty Encumbrances

As noted above, under the Subsidiary Agreement and unchanged by the ARSA, the former UKHM mineral rights are subject to a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units. Certain of the Corporation’s non-UKHM mineral rights located within or proximal to the McQuesten property are subject to a net smelter return royalty ranging from 0.5% to 2%. Certain other of the non-UKHM mineral rights located within the McQuesten property are subject to a separate net smelter return royalty of 2% all of which are incorporated under the Option Agreement with Banyan. A limited number of the Corporation’s non-UKHM mineral rights located throughout the remainder of the Keno Hill District are subject to net smelter return royalties ranging from 1% to 1.5%.

13.	Accounts payable and accrued liabilities

	December 31 2017	December 31 2016

Trade payables	$1,468	$814
Accrued liabilities and other	2,133	1,016

	$3,601	$1,830

14.	Silver Streaming Interest

	December 31 2017	December 31 2016

Balance – Silver Stream Interest	$18,118	$18,118

Less: Embedded derivative asset	(6,600)	-

	$11,518	$18,118

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a silver purchase agreement (the "SPA") with Wheaton under which Wheaton will receive 25% of the life of mine payable silver produced by the Corporation from its Keno Hill Silver District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the SPA, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Wheaton exercised its right to terminate the SPA in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a low silver price environment.

On March 29, 2017 the Corporation and Wheaton amended the SPA (the “Amended SPA, such that Wheaton will continue to receive 25% of the life of mine payable silver from the Keno Hill Silver District with a variable production payment based on monthly silver head grade and monthly silver spot price. The actual monthly production payment from Wheaton will be determined based on the monthly average silver head grade at the mill and the monthly average silver spot price, as determined by a grade and pricing curve with an upper ceiling grade of 1,400 grams per tonne (“g/t”) silver and price of US$25 per ounce of silver and a floor grade of 600 g/t silver and price of US$13 per ounce of silver. Additional terms of the amendment include a date for completion of the 400 tonne per day mine and mill completion test, which has now been extended to December 31, 2019. If the completion test is not satisfied by December 31, 2019, the Corporation will be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2019.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

In consideration of the foregoing amendments, the Corporation issued 3,000,000 shares to Wheaton with a fair value of $6,600,000 (US$4,934,948). Under the terms of the Amended SPA, the original US$50,000,000 deposit was reduced by this amount. The variability in the future cash flows to be received from Wheaton upon extraction and delivery of their 25% interest of future production is considered an embedded derivative within this host contract under IAS 39, Financial Instruments. The embedded derivative asset was initially recorded at fair value based on the value of the consideration paid to Wheaton and will be re-measured at fair value on a re-occurring basis at each period end with changes in value being recorded within the Statement of Income/(loss).

As at December 31, 2017, the fair value of the embedded derivative was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the new production payment under the Amended SPA which varies depending on the monthly silver head grade and silver price. The model relies upon inputs from the preliminary economic assessment (the “PEA”), such as payable ounces delivered, head grade and silver price  and will be updated as a result of updated studies, mine plans and actual production. A discount rate of 13%, representing the implied discount rate applied to the payment made under the Amended SPA was used to calculate the NPV. There were no significant changes in fair value to the underlying embedded derivative therefore there were no adjustments recorded during the year ended December 31, 2017.

15.	Decommissioning and Rehabilitation Provision

	December 31 2017	December 31 2016

Balance – beginning of year	$4,955	$5,111

(Decrease) increase due to re-estimation	37	(220)
Accretion expense, included in finance costs	63	64

Balance – end of year	$5,055	$4,955

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be incurred in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Lucky Queen and Onek mines. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements. The $6,499,000 currently posted is included in the Corporation’s non-current restricted cash and deposits.

The total inflation adjusted estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $6,187,000 (2016 – $6,056,000), with the expenditures expected to be incurred substantially over the course of the next 17 years. In determining the carrying value of the decommissioning and rehabilitation provision as at December 31, 2017, the Corporation has used a risk-free discount rate of 2.11% (2016 – 2.1%) and an inflation rate of 2.0% (December 31, 2016 – 2.0%) resulting in a discounted amount of $5,055,000 (2016 – $4,955,000).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

16.	Capital and Reserves

Shareholders’ Equity

The following share transactions took place in the year ended December 31, 2017:

1.	On May 30, 2017, the Corporation completed a bought deal financing and issued 4,205,820 flow-through common shares on a private placement basis at a price of $2.15 per share for aggregate gross proceeds of $9,042,513. Share issuance costs were $788,000 including non-cash items of $72,000 related to the valuation of broker warrants;

2.	126,339 stock options were exercised for proceeds of $162,000;

3.	463,078 warrants were exercised for proceeds of $418,000;

4.	289,626 common shares were issued from treasury upon vesting of restricted share units (“RSUs”);

5.	3,000,000 common shares were issued from treasury in consideration to Wheaton for amending the silver stream agreement (see Note 14); and

6.	250,000 common shares were issued from treasury for advisory services rendered (see Note 14).

On July 29, 2016 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following July 29, 2016.

The changes in warrants outstanding are summarized as follows:

Expiry Date	Exercise Price	Balance at December 31, 2016	Issued	Exercised	Balance at December 31, 2017
December 8, 2017	$0.53	323,362	-	(323,362)	-
May 17, 2018	$1.75	5,008,336	-	(139,716)	4,868,620
May 17, 2018	$1.49	60,900	-	-	60,900
May 30, 2019	$2.15	-	126,174	-	126,174

	$1.76	5,392,598	126,174	(463,078)	5,055,694

The following share transactions took place in the year ended December 31, 2016:

a)	On May 17, 2016, the Corporation closed a non-brokered private placement of units of the Corporation ("Units") at a price of $1.20 per Unit pursuant to which the Corporation issued 10,839,972 Units for aggregate gross proceeds of $13,007,966. Each unit consisted of one common share and one-half of one non-transferable warrant, each whole such warrant entitling the holder to purchase one additional common share of the Corporation at a price of $1.75 per share for a period of 24 months following the date of issuance. Share issuance costs were $1,132,000 including non-cash items of $196,000 related to the valuation of broker warrants.

b)	316,669 stock options were exercised for proceeds of $231,000.

c)	4,364,575 warrants were exercised for proceeds of $6,208,000.

d)	202,952 common shares were issued from treasury on the vesting of RSUs.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Equity Incentive Plan

Under the Corporations equity incentive plan (the “Equity Incentive Plan”), the aggregate number of common shares issuable on the exercise of stock options or issuance of RSUs cannot exceed 10% of the number of common shares issued and outstanding. As at December 31, 2017, a total of 6,546,666 stock options and 398,326 RSUs were outstanding under the New Plan and a total of 3,183,093 remain available for future grants.

Incentive Stock Options

Stock options under the Equity Incentive Plan have a maximum term of five years, vesting 25% upon granting and 25% each six months thereafter. The exercise price may not be less than the immediately preceding five day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance – December 31, 2016	$2.48	6,175,995	$6,996

Stock options granted	$2.31	1,645,500	-
Share based compensation expense	-	-	2,204
Options exercised	$1.28	(126,332)	(78)
Options forfeited or expired	$4.78	(1,148,497)	(2,864)

Balance – December 31, 2017	$2.06	6,546,666	$6,258

Balance – December 31, 2015	$3.20	4,444,497	$6,906

Stock options granted	$1.11	2,537,500	-
Share based compensation expense	-	-	1,018
Options exercised	$0.72	(316,669)	(111)
Options forfeited or expired	$3.01	(489,333)	(817)

Balance – December 31, 2016	$2.48	6,175,995	$6,996

During the year ended December 31, 2017, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.02% (2016 – 0.53%) per annum, an expected life of options of 4 years (2016 – 4 years), an expected volatility of 73% based on historical volatility (2016 – 70%), an expected forfeiture rate of 2% (2016 – 4%) and no expected dividends (2016 – nil).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Incentive share options outstanding and exercisable at December 31, 2017 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.60	35,000	1.96	$0.60	35,000	$0.60
$0.60	1,085,333	2.12	$0.60	1,085,333	$0.60
$0.84	1,640,833	3.12	$0.84	1,093,889	$0.84
$1.73	600,000	3.44	$1.73	600,000	$1.73
$1.75	42,000	4.63	$1.75	10,500	$1.75
$1.78	150,000	3.49	$1.78	150,000	$1.78
$1.94	496,500	1.12	$1.94	496,500	$1.94
$2.32	1,601,500	4.09	$2.32	800,750	$2.32
$4.16	336,000	0.06	$4.16	336,000	$4.16
$7.10	556,000	0.03	$7.10	556,000	$7.10
$8.13	3,500	0.35	$8.13	3,500	$8.13

	6,546,666	2.66	$2.06	5,167,472	$2.15

The weighted average share price at the date of exercise for options exercised during the year ended December 31, 2017 was $2.26 (2016 – $1.59).

During the year ended December 31, 2017, the Corporation recorded total share-based compensation expense of $2,204,000 (2016 – $1,018,000) related to incentive share options, of which $369,000 (2016 – $136,000) is recorded to mineral properties, $1,835,000 (2016 – $882,000) has been charged to income.

Subsequent to December 31, 2017, a further 2,464,000 incentive stock options have been granted with an exercise price of $2.07, 333 stock options were exercised, 451,000 stock options expired unexercised and 8,000 stock options were forfeited.

Restricted Share Units

The Corporation has a RSU Plan. RSUs vest one-third upon granting and one third on each of the first and second anniversary dates of the grant date. As at December 31, 2017, a total of 398,326 RSUs were outstanding.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in RSUs outstanding are summarized as follows:

	Number of shares issued or issuable on vesting	Amount

Balance – December 31, 2016	452,951	$220

RSUs granted	235,000	-
Share-based compensation expense recognized	-	524
RSUs vested	(289,625)	(343)

Balance – December 31, 2017	398,326	$401

Balance – December 31, 2015	360,903	$471

RSUs granted	295,000	-
Share-based compensation expense recognized	-	213
RSUs vested	(202,952)	(464)

Balance – December 31, 2016	452,951	$220

During the year ended December 31, 2017 the Corporation granted a total of 235,000 RSUs (2016 – 295,000), with total grant-date fair value determined to be $545,000 (2016 - $268,000). Included in general and administrative expenses for the year ended December 31, 2017 is share-based compensation expense of $524,000 (2016 – $213,000) related to RSU awards.

The weighted average share price at the date of vesting for RSUs during the year ended December 31, 2017 was $2.31 (2016 - $1.04).

Subsequent to December 31, 2017, a total of 177,700 RSUs were granted.

17.	General and Administrative Expenses by Nature of Expense

The Corporation recorded general and administrative expenses for the years ended December 31, 2017 and 2016 as follows:

Corporate
	2017	2016

General and administrative expenses
Depreciation	$89	$84
Amortization of intangible assets	13	13
Business development and investor relations	567	419
Office, operating and non-operating overheads	682	603
Professional	433	647
Regulatory	309	159
Restructuring costs	1,353	-
Salaries and contractors	2,112	1,416
Share-based compensation	2,305	914
Travel	301	220

	$8,164	$4,475

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Environmental Services

General and administrative expenses
Depreciation	$19	$32
Amortization of intangible assets	59	98
Business development and investor relations	164	75
Office, operating and non-operating overheads	756	748
Professional	29	39
Salaries and contractors	1,657	1,837
Share-based compensation	-	161
Travel	94	49

	$2,778	$3,039

Total General and Administrative Expenses	$10,942	$7,514

18.	Mine Site Care and Maintenance

The Corporation recorded mine site care and maintenance expenses for the years ended December 31, 2017 and 2016 as follows:

	2017	2016

Mine site care and maintenance
Depreciation	$1,366	$1,602
Office, operating and non-operating overheads	357	274
Other expenses	-	78

	$1,723	$1,954

19.	Income Tax Expense

The major components of income tax expense for the years ended December 31, 2017 and 2016 are as follows:

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(a)	The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes. These differences result from the following items:

	2017	2016

Accounting loss before taxes	$(6,176)	$(3,967)
Federal and provincial income tax rate of 26% (2016 – 26%)	(1,605)	(1,031)

Non-deductible permanent differences	495	(53)
Differences in foreign exchange rates	-	(95)
Effect of difference in tax rates	2,488	(131)
Change in deferred tax asset not recognized	(1,075)	1,424
Flow-through share renunciation	1,040	594
Change in estimate	(72)	(396)
Other	201	80
	1,472	1,423

Income tax provision	$1,472	$392

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(b)	The movement in deferred tax assets and liabilities during the year by type of temporary difference, without taking into consideration the offsetting balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Mineral Property Interest	Inventory	Property, Plant and Equipment	Other	Total

December 31, 2015	$(4,712)	$(126)	$(1,365)	$(1,219)	$(7,422)
Charged to the income statement	(1,425)	-	(140)	(50)	(1,615)
Charged to OCI	-	-	-	119	119

December 31, 2016	$(6,137)	$(126)	$(1,505)	$(1,150)	$(8,918)
(Charged) credited to the income statement	(1,390)	13	41	41	(1,295)

December 31, 2017	$(7,527)	$(113)	$(1,464)	$(1,109)	$(10,213)

Deferred tax assets	Mineral Property Interest	Loss Carry Forward	Property, Plant and Equipment	Decommissioning and rehabilitation provision	Other	Total

December 31, 2015	$592	$2,757	$316	$1,533	$1,440	$6,638
Credited (charged) to the income statement	178	1,524	(173)	(48)	(561)	920
Charged to OCI	-	-	-	-	(80)	(80)

December 31, 2016	$770	$4,281	$143	$1,485	$799	$7,478
Credited (charged) to the income statement	69	(13)	(66)	(121)	(775)	(906)
Charged to OCI	-	-	-	-	637	637

December 31, 2017	$839	$4,268	$77	$1,364	$661	$7,209

Net deferred tax liabilities

December 31, 2016						$(1,440)
Charged to the income statement						(2,201)
Charged to OCI						637
December 31, 2017						$(3,004)

(c)	At December 31, 2017, the Corporation has unrecognized tax attributes, noted below, that are available to offset future taxable income. The Company has not recognizing the deferred tax asset on these temporary differences because they relate to entities within the group that have a history of losses and there is not yet adequately convincing evidence that these entities will generate sufficient future taxable income to enable offset.

Tax loss carry forwards	$40,604
Mineral property interest	24,518
Other	8,431
$73,553

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at December 31, 2017, the Corporation has available non-capital losses for income tax purposes in Canada which are available to be carried forward to reduce taxable income in future years and for which no deferred income tax asset has been recognized, and which expire as follows:

	Canada	Total

2029	3,195	3,195
2030	3,397	3,397
2031	421	421
2032	88	88
2033	2,222	2,222
2034	9,520	9,520
2035	6,751	6,751
2036	6,687	6,687
2037	8,323	8,323
	$40,604	$40,604

20.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value Hierarchy Classification	December 31 2017	December 31 2016

Fair value through profit or loss
Warrants held-for-trading	Level 2	$1,082	$1,326
Embedded derivative - Wheaton agreement	Level 3	$6,600	-

Available-for-sale
Investment in marketable securities	Level 1	$673	$365
		$8,355	$1,691

During the year ended December 31, 2017, the fair value of warrants held for trading were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.66% (2016 – 0.73%) per annum, an expected life of options of ranging from 2.98 to 0.17 years (2016 – 1.19), an expected volatility of 84.18% (2016 – 87%) based on historical volatility and no expected dividends (2016 – nil).

The carrying amounts of all of the Corporation’s financial assets and liabilities reasonably approximate their fair values.

Financial Instrument Risk Exposure

The Corporation’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Corporation’s operating units. The Corporation’s overall risk management program seeks to minimize potential adverse effects on the Corporation’s financial performance, in the context of its general capital management objectives as further described in note 21.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Currency Risk

Substantially all of the Corporation’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of its environmental services revenues are earned in Canada. However, if commercial production recommences at the Keno Hill Silver District, the Corporation’s exposure to US dollar currency risk significantly increases as sales of concentrate and the settlement of the Wheaton streaming payments will be effected in US dollars. In addition, a portion of its environmental services revenues, and receivables arising therefrom, are also denominated in US dollars. As well, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, as some accounts payable and accrued liabilities are denominated in US dollars. The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

	December 31 2017	December 31 2016

Cash and cash equivalents	$1,336	$3,023
Accounts and other receivable	510	972
Accounts payable and accrued liabilities	(298)	(391)
Net exposure	$1,548	$3,604

Based on the above net exposure at December 31, 2017, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $158,000 decrease or increase respectively in both net and comprehensive loss (2016 – $360,000). The Corporation has not employed any currency hedging programs during the current period.

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	December 31 2017	December 31 2016

Trade receivables, net of provision
Currently due	$1,035	$857
Past due by 90 days or less, not impaired	940	1,315
Past due by greater than 90 days, not impaired	13	32
	1,988	2,204

Cash	6,019	6,484
Demand deposits	11,887	13,898
Term deposits	7,092	6,948

	$26,986	$29,534

Substantially all of the Corporation’s cash, cash equivalents and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities. As at December 31, 2017, trade receivables are recorded net of a recoverability provision of $1,000 (2016 – $1,000).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in note 21. The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at the balance sheet date are summarized as follows:

	December 31 2017	December 31 2016

Accounts payable and accrued liabilities with contractual maturities
Within 90 days or less	$3,601	$1,830
In later than 90 days, not later than one year	-	-

	$3,601	$1,830

21.	Management of Capital

The capital managed by the Corporation includes the components of shareholders’ equity as described in the consolidated statements of shareholders’ equity. The Corporation is not subject to externally imposed capital requirements.

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation’s overall strategy with respect to management of capital at December 31, 2017 remains fundamentally unchanged from the year ended December 31, 2016.

22.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the years ended December 31, 2017 and 2016 is summarized as follows:

	2017	2016

Operating Cash Flows Arising From Interest and Taxes
Interest received	$221	$63

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$369	$136
Capitalization of depreciation to mineral properties	$265	$119
Capitalization of re-estimation of decommissioning and rehabilitation provision	$37	$(220)
Increase (decrease) in non-cash working capital related to:
Mining operations properties	$(1,130)	$54
Exploration and evaluation properties	$(23)	$-

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

23.	Segmented Information

The Corporation had two operating segments during the years ended December 31, 2017 and 2016, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including care and maintenance of the operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates (suspended in September 2013), as well includes exploration and evaluation activities. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities, operating results are reviewed with respect to resource allocation and for which discrete financial information is available. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

As at and for the year ended December 31, 2017	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$5,881	$-	$-	$5,881
Non-Canadian	4,851	-	-	4,851
Total revenues as reported	10,732	-	-	10,732
Cost of sales	6,732	-	-	6,732
Gross profit as reported	4,000	-	-	4,000

Depreciation and amortization	79	-	101	180
Share-based compensation	-	-	2,305	2,305
Other G&A expenses	2,700	-	4,404	7,104
Mine site care and maintenance	-	1,723	-	1,723
Restructuring Costs			1,353	1,353
Foreign exchange loss (gain)	(1,080)	(4)	120	(964)
Gain on investments	-		(1,341)	(1,341)
Other (income) loss	250	(247)	(187)	(184)

Segment income (loss) before taxes	$2,051	$(1,472)	$(6,755)	$(6,176	)(i)

Total assets	$6,198	$99,815	$17,823	$123,836
Total liabilities	$1,642	$20,670	$1,464	$23,776

As at and for the year ended December 31, 2016	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$6,754	$-	$-	$6,754
Non-Canadian	4,607	-	-	4,607
Total revenues as reported	11,361	-	-	11,361
Cost of sales	8,495	-	-	8,495
Gross profit as reported	2,866	-	-	2,866

Depreciation and amortization	130	-	97	227
Share-based compensation	161	-	914	1,075
Other G&A expenses	2,748	-	3,464	6,212
Mine site care and maintenance	-	1,954	-	1,954
Foreign exchange loss (gain)	(2)	-	139	137
Gain on investments	-	-	(2,742)	(2,742)
Other (income) loss	(1)	46	(75)	(30)

Segment loss before taxes	$(170)	$(2,000)	$(1,797)	$(3,967	)(i)

Total assets	$5,413	$91,738	$20,481	$117,632
Total liabilities	$1,455	$24,735	$769	$26,959
(i)	Represents consolidated loss before taxes.

For the year ended December 31, 2017, revenue from three customers of the Corporation’s Environmental Services segment represents approximately $6,594,000 of the Corporation’s consolidated revenue.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

24.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management personnel compensation for the years ended December 31, 2017 and 2016 was as follows:

(a)	Key Management Personnel Compensation

	2017	2016

Salaries and other short-term benefits	$2,246	$1,765
Share-based compensation	2,072	1,079
	$4,318	$2,844

Key management includes the Corporation’s Board of Directors and members of senior management.

Other Related Party Transactions:

During the year ended December 31, 2017, the Corporation incurred $125,000 (2016 – $nil) of consulting expenses from a Corporation controlled by a Director of the Company. The consulting services provided by the Company controlled by this director concluded effective September 30, 2017.

On December 28, 2017, the Corporation restructured its US environmental division. In this restructuring, the Corporation’s wholly-owned subsidiary, AEG Canada, entered into a share purchase agreement with Arete Property Holdings LLC (“Arete”) for the purchase by Arete of all of the issued shares of AEG US and its wholly-owned subsidiary, AFCG, for nominal consideration. Arete is wholly-owned by Mr. James Harrington, President of AEG. As a result of this transaction, a new Colorado affiliate of AEG Canada, AWE, is continuing the current and future environmental work in the United States. On disposal the Corporation realized a loss of $250,000. The Corporation also crystalized a $1,000,000 foreign exchange gain as the result of the settlement on intercompany loans.

25.	Commitments

As at December 31, 2017, the Corporation’s contractual obligations are as follows:

(a)	The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:

2018	$341
2019	296
Thereafter	95

$732

(b)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $240,000.

(c)	As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares, the Corporation is required to incur further renounceable exploration expenditures totaling $5,192,000 by December 31, 2018.

26.	Subsequent Event

On February 23, 2018 the Corporation entered into a definitive credit agreement with Sprott Private Resource Lending (Collector), L.P. (“Sprott”) to provide a US$15,000,000 credit facility (the “Credit Facility”). The Credit Facility has the following key terms:

•	Term of 3 years, Maturity Date – February 23, 2021
•	Interest rate on funds drawn down: the greater of
o	7% plus US Dollar 3 month LIBOR and
o	8% per annum, payable monthly
•	Repayable in quarterly installments from October 31, 2019 through to the Maturity Date
•	Upon draw down of funds a 3% charge of the draw down is charged
•	1,000,000 share purchase warrants were issued to Sprott with a five-year term, an exercise price of Cdn$2.25 per share and a right by the Company to accelerate the expiry date to 30 days following the closing price of the shares exceeding Cdn$5.63 for more than 20 consecutive trading days
•	Repayable in whole or in part, without penalty, provided not less than twelve (12) months of interest has been paid on any outstanding amount
•	The Corporation has the option to extend the availability period of draw down from twelve (12) to eighteen (18) months by issuing to Sprott 171,480 Alexco common shares